UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 20, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Batra)
•	Nokia Corporation - Managers' transactions (Fisk)
•	Nokia Corporation - Managers' transactions (Gibb)
•	Nokia Corporation - Managers' transactions (Guillén)
•	Nokia Corporation - Managers' transactions (Hammarén)
•	Nokia Corporation - Managers' transactions (Sahgal)
•	Nokia Corporation - Managers' transactions (Uitto)

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Batra)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Batra, Nishant
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 109265/4/4

Transaction date: 2025-05-19
Venue: NASDAQ HELSINKI LTD (XHEL)
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: ACQUISITION

Transaction details
(1): Volume: 1401 Unit price: 4.5979

Aggregated transactions
(1): Volume: 1401 Volume weighted average price: 4.5979

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com
Maria Vaismaa, Global Head of External Communications

Nokia
Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Fisk)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Fisk, Louise
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 109268/4/4

Transaction date: 2025-05-19
Venue: NASDAQ HELSINKI LTD (XHEL)
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: ACQUISITION

Transaction details
(1): Volume: 234 Unit price: 4.5979

Aggregated transactions
(1): Volume: 234 Volume weighted average price: 4.5979

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com
Maria Vaismaa, Global Head of External Communications

Nokia
Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Gibb)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Gibb, Lorna
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 109273/4/4

Transaction date: 2025-05-19
Venue: NASDAQ HELSINKI LTD (XHEL)
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: ACQUISITION

Transaction details
(1): Volume: 160 Unit price: 4.5979

Aggregated transactions
(1): Volume: 160 Volume weighted average price: 4.5979

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com
Maria Vaismaa, Global Head of External Communications

Nokia
Investor Relations
Phone: +358 931 580 507
Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Guillén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 109276/4/4

Transaction date: 2025-05-19

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 2385 Unit price: 4.5979

Aggregated transactions

(1): Volume: 2385 Volume weighted average price: 4.5979

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Hammarén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hammarén, Patrik

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 109127/4/4

Transaction date: 2025-05-19

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 4 Unit price: 4.5882

Aggregated transactions

(1): Volume: 4 Volume weighted average price: 4.5882

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 109274/4/4

Transaction date: 2025-05-19

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 3814 Unit price: 4.5979

Aggregated transactions

(1): Volume: 3814 Volume weighted average price: 4.5979

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 20 May 2025	1 (2)

Nokia Corporation
Managers’ transactions
20 May 2025 at 17:00 EEST

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 109123/5/6

Transaction date: 2025-05-19

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 5 Unit price: 4.5882

Aggregated transactions

(1): Volume: 5 Volume weighted average price: 4.5882

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 20 May 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal